EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.
7 Giborei Israel Street,
Netanya 4250407, Israel
__________________________

NOTICE OF 2016 ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to the 2016 Annual General and Extraordinary Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) August 31, 2016 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	To elect five (5) directors, each for a term expiring at our 2017 Annual General Meeting of Shareholders;

(2)	To re-elect one (1) external director for a three-year term;

(3)
To authorize our Board of Directors to effect a reverse share split of our company’s Ordinary Shares at a ratio of one share-for-two shares and to approve related amendments to our incorporation documents;

(4)	To approve our updated compensation policy for an additional period of three years;

(5)	To approve the grant of options to purchase our Ordinary Shares to Mr. Zvi Alon, our Chief Executive Officer; and

(6)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2016, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2015 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on July 22, 2016 are entitled to notice of and to vote at the Meeting.   You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of proposals 2, 4 and 5 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is August 4, 2016.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting.  Shareholders may also review the proxy statement on our company’s website at www.rada.com or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972- 9-8921111) until the date of the Meeting.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

July 27, 2016

- ii -

RADA ELECTRONIC INDUSTRIES LTD.
7 Giborei Israel Street,
Netanya 4250407, Israel
__________________________

PROXY STATEMENT

2016 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the 2016 Annual and Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual and Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on August 31, 2016 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2016 Annual and Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 27, 2016.

Purpose of the 2016 Annual and Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to elect five (5) directors, each for a one-year term expiring at our 2017 Annual General Meeting of Shareholders ; (2) to re-elect one (1) external director for an additional three-year term; (3) to authorize our Board of Directors to effect a reverse share split of our company’s Ordinary Shares at a ratio of one share-for-two shares and to approve related amendments to our incorporation documents; (4) to approve our updated compensation policy for an additional period of three years; (5) to approve the grant of options to purchase our Ordinary Shares to Mr. Zvi Alon, our CEO; and (6) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2016, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2015 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of directors and the proposals set forth in this Proxy Statement.

Proxy Procedure

        Only holders of record of our Ordinary Shares, as of the close of business on July 22, 2016, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of July 22, 2016, the record date for determination of shareholders entitled to vote at the Meeting, there were 32,920,241 outstanding Ordinary Shares.

•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For each of Proposals 1, 3 and 6, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, the approval of proposals 2, 4 and 5 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through either of the following means:

•	reviewing our corporate news and SEC filings at: http://www.rada.com/corp/news.html.

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2015, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the SEC on May 16, 2016.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of July 22, 2016 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership
DBSI Investments Ltd. (2) (3)	32,804,641	67.4%
Howard P.L. Yeung (4)	3,572,019	10.85%
All directors and executive officers as a group (13 persons)	7,067	*

  *           Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The number of Ordinary Shares and the percentage of ownership are based on 32,920,241 Ordinary Shares issued and outstanding, including 15,783,365 Ordinary Shares issuable upon exercise of outstanding warrants of DBSI. The number of Ordinary Shares beneficially owned by DBSI excludes up to a maximum of 13,510,638 convertible loan shares potentially issuable to DBSI upon conversion of a convertible loan in an amount of $3,175,000 that may be funded by DBSI to the company.

(3)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 32,804,641 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(4)
Based on information known to the company. Includes 3,121,990 outstanding Ordinary Shares held by an affiliated company of Mr. Yeung. In addition, although not presented on the Schedule 13D/A as an admission of beneficial ownership by Mr. Howard P.L. Yeung, we are including  450,029 Ordinary Shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother, Kenneth Yeung. The address of Mr.. Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

1. ELECTION OF FIVE (5) DIRECTORS
(Item 1 on the Proxy Card)

The terms of office of five of our directors, Mr. Herzle Bodinger, Mr. Yossi Ben Shalom, Mr. Nir Cohen, Mrs. Kineret Ya'ari and Mr. Israel Livnat expire as of the Meeting, and they will be standing for re-election to serve as directors for one-year terms until our 2017 Annual General Meeting of Shareholders.

Pursuant to our articles of association, our Board of Directors may consist of no less than four (4) and no more than twelve (12) members. All the members of our Board of Directors, except for the external directors, may be re-elected upon completion of their term of office. In addition, we have two “external directors” as defined and required by the Israeli Companies Law.

In general, under Nasdaq Stock Market Rules, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and Nasdaq. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of Nasdaq Stock Market Rules.  We do not comply with the Nasdaq requirement to maintain a majority of independent directors, as defined under the Nasdaq Stock Market Rules.  Instead, we follow Israeli law and practice which require that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.

We also do not follow the Nasdaq requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders. Our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (ii) he was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him from serving as a director; and (iv) he has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

Accordingly, our Board of Directors recommends a vote "FOR" the election of each of Messrs. Herzle Bodinger, Yossi Ben Shalom, Nir Cohen and Israel Livnat and Mrs. Kineret Ya'ari to serve as our directors until our 2017 Annual General Meeting of Shareholders. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Messrs. Yossi Ben Shalom, Nir Cohen and Israel Livnat and Mrs. Kineret Ya'ari were appointed as directors on May 18, 2016 by our board of directors pursuant to the investment transaction with DBSI Investments Ltd., to serve as directors until this Meeting. Mr. Herzle Bodinger was last re-elected at our Annual General Meeting on August 29, 2013 for a three-year term and is standing for re-election at this Meeting for a one-year term.

Set forth below is information about the nominees, including age, principal occupation, business history and other directorships held.

Nominees for Election as Directors to serve until our Annual General Meeting of Shareholders to be held in 2017

Herzle Bodinger, 73, served as the executive chairman of our board of directors from July 1998 and until June 2016. General (Res.) Bodinger first joined us in May 1997 as the chief executive officer of our U.S. subsidiary and was appointed our chief executive officer in June 1998. General Bodinger served as our chief executive officer from 1998 until 2001 and from June 2006 until July 2007. General Bodinger served as the Commander of the Israeli Air Forces from January 1992 through July 1996. During the 35 years of his service in the Israeli Defense Forces, he also served as a fighter pilot while holding various command positions. General Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

Yossi Ben Shalom, 60, was appointed as a director effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards, including: NICE Systems (NICE), (computer telephony); Machteshim Agan (chemistry); and Investec Bank, among others. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Pointer Telocation Ltd. (NASDAQ: PNTR) and Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben-Shalom also serves as a director in several companies: Taldor Computer Systems (1986) Ltd.; Danel (Adir Joshua) Ltd.; D.B.S.I. Investments Ltd.; The 8 Note Production & Distribution Ltd.; Hatav Hashmini Hachadash 2000 Ltd.; Car 2 Go Ltd.; Matzman Et Merutz Milenum Ltd.; Kafrit Industries (1993) Ltd.; Ben Shalom Edna and Joseph (Holdings) Ltd.; Pulpit Rock Investments Ltd.; White Condor Holdings Ltd.; Ecommunity - Social Corporation For The Recycling Of Electronic Waste Ltd. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Nir Cohen, 44, was appointed as a director effective as of May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director in several companies: Taldor Computer Systems (1986) Ltd.; Pointer Telocation Ltd. (NASDAQ: PNTR); Danel (Adir Joshua) Ltd.; Altshuler Shaham Insurance Company Ltd.; Altshuler Shaham Investment Portfolio Management Ltd.; Altshuler Shaham Mutual Funds Management Ltd.; Altshuler Shaham Provident Funds and Pension Ltd.; and Shagrir Group Vehicle Services Ltd.(TASE: SHGR). Before joining DBSI Investments, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Kineret Ya'ari, 32, was appointed as a director effective as of May 18, 2016. Mrs. Ya’ari serves as an Economist at DBSI Investments Ltd. Mrs. Ya'ari also serves as a director of Taldor Computer Systems (1986) Ltd. and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Ya'ari served as a senior business analyst at Giza Singer Even, a financial advisory and investment banking firm in Israel. Mrs. Ya'ari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

Israel Livnat, 65, was appointed as a director effective as of May 18, 2016. Mr. Livnat is the founder and Chairman of Anteo WW AG, which developed a software platform for physical-security,  cyber-security safety and other business continuity applications.  Mr. Livnat was the President of the Security Group at Nice Systems Ltd. from May 2006 until August 2011. Prior to joining NICE and since 2001, he served as the President and CEO of Elta Systems Ltd. - the leading defense company in Israel for radar, signal intelligence and communication systems. Prior to this position Mr. Livnat headed the MLM division of Israeli Aircraft Industries, leading the development of the Arrow weapons system, the Israeli Shavit satellite launcher and other airborne command and control systems. Before that he was VP Engineering of the  MLM division and director for hardware engineering at Daisy Systems of Mountain View, California, a leading developer of hardware and software for large computer-embedded systems. Mr. Livnat holds a B.Sc. degree and an M.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology, and an Executive MBA degree from Stanford University, California. He was awarded the prestigious Israeli Industry Prize for 2004.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

Directors Continuing in Office

Ben Zion Gruber, 58, has served as a director since June 2002.  Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies.  Mr. Gruber is a Colonel (Res.) of the IDF serving as Brigadier Commander of a tank battalion.  Mr. Gruber is a member of the Board of Employment Service of the government of Israel.  Mr. Gruber also serves on the board of directors of the Company for Development of Efrat Ltd., and the Association of Friends of Kefar Shaul Hospital.  Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations.  Mr. Gruber holds a B.Sc. degree in Engineering of Microcomputers from "Lev" Technology Institute, an M.A. degree in Behavioral Sciences from Tel Aviv University and is currently studying for his Ph. D degree in Behavioral Sciences at the University of Middlesex, England.  In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber will serve as director until our 2018 annual general meeting of shareholders.

Alon Dumanis, 66, has served as an independent director since September 2015, when he was appointed by our board of directors to serve as a director for a three year term which will end at the Annual General Meeting of Shareholders to be held in 2018.  Dr. Dumanis is the Chief Executive Officer of Docor International Management Ltd., Dumanis Investments Ltd., Dumanis Holdings Ltd. and Dumanis Ventures Ltd., and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently chairman of Aposense (TASE-APOS), Van Leer Xenia (Jerusalem Technology Incubator), XSight Systems, Softlib, SPNano, a member of the board directors of Nova Measuring Instruments (NASDAQ-NVMI), and a member of the board of directors of other hi-tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of El Al Israel Airlines (TASE-LY), Tadiran Communications (TASE-TDCM), Gat Cold Storage Industries Ltd., Bondx Ltd., DNR Imaging, Clariton Networks, HumanEyes Ltd., Cellaris Ltd., Fourier Systems Ltd., Collplant (TASE-CLPT), IceCure (TASE-ICCM), Macrocure (NASDAQ-MCUR), Spectronix (TASE-SPCT), Check Cap (NASDAQ CHEK), Protalix Biotherapeutics (NYSE-PLX) and Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force holding the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published on a number of subjects, including technology and management. Dr. Dumanis holds a Ph.D. degree in Aerospace Engineering from Purdue University, Indiana.

Nurit Mor, 72, has served as an external director since August 2006.  Ms. Mor also served as an external director of Aspen Real Estate Ltd. from September 2005 until June 2009 and I.B.I. Investment House Ltd. from May 2004 to June 2010, both of which are Israeli public companies.  From 1973 to 2003, Ms. Mor served in senior positions in the Bank of Israel, including in the public complaints and banking supervision department.  Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration, both from the Hebrew University of Jerusalem and an M.A. degree in Labor Studies from Tel Aviv University. Ms. Mor will serve as external director until October 21, 2018.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The majority of the members of the audit committee must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period). However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation. The audit committee is required to establish and monitor whistleblower procedures. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the Nasdaq Stock Market Rules require us to establish an audit committee comprised of at least three members, all of which must be financially literate, satisfy the respective “independence” requirements of the Securities and Exchange Commission and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee is currently composed of Ms. Nurit Mor and Mr. Elan Sigal, our external directors under Israeli law, and Dr. Alon Dumanis, our independent director. The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Sigal qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission as well as being a director having a financial and accounting expertise in accordance with the requirement of the Israeli Companies Laws.

2. RE-ELECTION OF AN EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Israeli Companies Law to appoint at least two external directors.  In general, external directors serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain exceptions. One of our current external directors, Mr. Elan Sigal is standing for re-election at this Meeting.

In general, under the Israeli Companies Law external directors serve for a three-year term and may be re-elected to two (2) additional three-year terms. However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

 Pursuant to the Israeli Companies Law, the nomination of an external director for an additional term can be made either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the re-election must be approved by the shareholders in the same majority required to appoint external directors for an initial term, as described below.  If such re-election is proposed by shareholders, it requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

The term of office of one of our current external directors, Mr. Elan Sigal, will expire on August 28, 2016. Mr. Elan Sigal was elected to serve as an external director for a three-year period at our Annual General Meeting of Shareholders on August 29, 2013.  At the Meeting, shareholders will be asked to re-elect Mr. Sigal as an external director for a second three-year term.

Our Board of Directors has determined that Mr. Sigal qualifies as an external director within the meaning of the Israeli Companies Law, after receiving from him a declaration confirming his qualifications under the Israeli Companies Law to be elected as an external director. Our Board of Directors has further determined that Mr. Sigal qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission as well as being a director having a financial and accounting expertise in accordance with the requirement of the Israeli Companies Laws. We are not aware of any reason why Mr. Sigal, if elected, would be unable or unwilling to serve as an external director.

Set forth below is information about Mr. Sigal, including his principal occupation and business history.

Mr. Elan Sigal, 49, has served as the chief financial officer of Landa Corporation (Israel), an Israeli company that develops printing systems with propriety Nanography technology for the commercial market since January 2013. Between January 2008 and December 2012, Mr. Sigal was the chief financial officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the chief financial officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm.  Mr. Sigal served as a fighter pilot in the Israeli Air Force for ten years.  Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

The Board of Directors recommends a vote FOR the re-election of Mr. Sigal as an  external director of the Company, for a term of three years.

The election of the nominee for external director requires the affirmative vote of a majority of Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons' relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represents 2% or less of the voting rights in the company.

3. AUTHORIZATION FOR OUR BOARD OF DIRECTORS TO EFFECT A REVERSESPLIT
AND APPROVAL OF RELATED AMENDMENTS TO OUR INCORPORATION DOCUMENTS
(Item 3 on the Proxy Card)

Background

Our Ordinary Shares are listed on the Nasdaq Capital Market. In order for our Ordinary Shares to continue to be quoted on the Nasdaq Capital Market, we must satisfy various continued listing standards and requirements established by Nasdaq. One of the continued listing requirements, included in Nasdaq Listing Rule 5550(a)(2), requires that listed shares maintain a minimum bid price of at least $1.00 per share.

On October 1, 2015, we received notification from Nasdaq that our Ordinary Shares had not maintained a minimum bid price of $1.00 per share for 30 consecutive business days (Listing Rule 5550(a) (2)). We were given 180 calendar days, or until March 29, 2016, to regain compliance. On March 30, 2016, we received notification from Nasdaq that we were eligible to regain compliance during  an additional 180 calendar day period. We were granted the extension because we met the continued listing requirements for the market value of publicly held shares and all other initial listing standards for Nasdaq Capital Market (Rule 5505 – Capital Market criteria), except for the bid price requirement and because we provided written notice of our intention to cure the minimum bid price deficiency during the second compliance period by effecting a reverse share split, if necessary.  To regain compliance, our shares must close at $1.00 per share or more for a minimum of ten (10) consecutive business days. If we are not deemed to be in compliance before September 26, 2016, the expiration of the additional 180 day compliance period, we may be delisted from Nasdaq and trading in our Ordinary Shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our Ordinary Shares.

General

Purpose of the Reverse Share Split

The purpose of the reverse share split is to increase the market price per share of our Ordinary Shares. An increase in the market price per share of our Ordinary Shares will assist us in regaining compliance with Nasdaq’s $1.00 minimum bid price requirement. In addition, an increased market price may make our Ordinary Shares more attractive to certain institutional and other investors who only invest in shares that are priced above certain thresholds. We expect that combining the issued and outstanding Ordinary Shares into a smaller number will result in them trading at a higher price per share compared to their recent trading prices, though there is no assurance that our Ordinary Shares will trade or continue to trade at a higher per share price. Our Board of Directors intends to effect a reverse share split if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the market price of our Ordinary Shares and is necessary to continue our listing on the Nasdaq Capital Market or would otherwise be beneficial to us and our shareholders. If the reverse share split is authorized by our shareholders, our Board of Directors will have the discretion to implement the reverse share split or effect no reverse share split at all.

There can be no assurance that the market price of our Ordinary Shares will in the future sustain a level sufficient to maintain compliance with Nasdaq’s minimum bid price requirement nor with any of the other Nasdaq continued listing standards and requirements or with the investment standards of certain market participants.

No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

Board of Directors’ Determination

Our Board of Directors has unanimously recommended that our shareholders authorize a reverse share split at a ratio of one share-for-two shares, or to abandon the reverse share split, subject to the determination of our Board. In order to effect the reverse split, we will need to amend our Memorandum and Articles of Association. The amendments to the Memorandum and Articles of Association would effect the reverse share split by reducing the number of our issued and outstanding Ordinary Shares, as well as the number of our authorized but unissued shares, by the ratio determined by our Board of Directors of one share-for-two shares.

Effects of the Reverse Share Split on Our Shares

A reverse share split will reduce the number of our issued and outstanding Ordinary Shares and the number of our authorized but unissued Ordinary Shares into a proportionately fewer number of Ordinary Shares and will increase the par value of our Ordinary Shares from NIS 0.015 per share to a proportionally higher nominal value. For example, if our Board of Directors implements a one share-for-two share reverse split of our Ordinary Shares, then a shareholder holding 300 Ordinary Shares, nominal value NIS 0.015 each, before the reverse share split, would hold 150 Ordinary Shares, nominal value NIS 0.030 each, after the reverse share split, the number of our authorized Ordinary Shares will decrease from 75,000,000 to 37,500,000 Ordinary Shares and the number of Ordinary Shares outstanding would decrease from 32,920,241 to approximately 16,460,120 (depending on the rounding up or down of fractional shares as described below). However, each of our shareholders’ proportionate ownership of our issued and outstanding Ordinary Shares immediately following the effectiveness of the reverse share split would remain the same.

The reverse share split would reduce the number of Ordinary Shares authorized and available for issuance under our existing option plans and will also affect the outstanding options under such plans and under our outstanding warrants and $3,175,000 convertible loan. Generally, such securities include provisions providing for adjustments to the number of Ordinary Shares underlying such securities and the exercise or conversion price thereof in the event of a reverse share split in order to maintain the same economic effect. For example, if our Board of Directors implements a one share-for-two share reverse share split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 50% of the Ordinary Shares previously covered by the options and the exercise price per share would be two times the previous exercise price.

Risks of a Reverse Share Split

While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if our Board of Directors does effect a reverse share split there can be no assurance that:

•
our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding Ordinary Shares resulting from the reverse shares split and therefore a reduction to our total market capitalization (the aggregate value of all of our outstanding Ordinary Shares at the then existing market price) is possible,

•	the reverse share split will result in a per share price high enough to attract and retain employees and strategic partners,

•	the bid price of our Ordinary Shares after a reverse share split can be maintained at or above $1.00,

•	our Ordinary Shares will not be delisted from Nasdaq for other reasons,

•	the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of Ordinary Shares that would be outstanding after the reverse share split,

•	engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants, or

•
the reverse share split will not result in some shareholders owning “odd-lots” of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 Ordinary Shares.

Certain Tax Consequences

Certain U.S. Federal Income Tax Consequences

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the reverse share split to a U.S. holder. For purposes of this discussion, a U.S. holder is a holder of Ordinary Shares who is:

•	an individual citizen or resident of the United Sates for U.S. federal income tax purposes;

•
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any subdivision thereof or the District of Colombia;

•	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion considers only U.S. holders that will own Ordinary Shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received Ordinary Shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding Ordinary Shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; non-U.S. holders; real estate investment trusts; regulated investment companies; insurance companies; tax-exempt organizations; financial institutions; grantor trusts; S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its consequences.

No gain or loss should be recognized by a U.S. holder upon such U.S. holder’s exchange of pre-reverse share split Ordinary Shares for post-reverse share split Ordinary Shares pursuant to the reverse share split. In addition, no cash in lieu of fractional shares will be received by U.S. holders that should result in recognition of gain or loss in connection with the reverse share split. The aggregate tax basis of the post-reverse share split Ordinary Shares received in the reverse share split will be the same as the U.S. holder’s aggregate tax basis in the pre-reverse share split Ordinary Shares exchanged therefor. The U.S. holder’s holding period for the post-reverse share split Ordinary Shares will include the period during which the U.S. holder held the pre-reverse share split Ordinary Shares surrendered in the reverse share split. A U.S. holder that acquired Ordinary Shares on different dates and at different prices is urged to consult such holder’s own tax advisor regarding the allocation of the tax basis and holding period of such Ordinary Shares to the Ordinary Shares that such holder will receive in the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance and the policy of the Israeli Tax Authority, or ITA, as currently in place, and is for general information only.

Generally, a reverse share split will not be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, subject to the fulfillment of all of the following terms: (i) the reverse share split shall apply the same conversion ratio for all of the shareholders; (ii) there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; (iii) the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; (iv) the economic value of all of the issued shares shall not be affected by the reverse share split; and (v) the reverse share split shall not result in any change excluding the amount of the issued shares.

As we will implement a rounding up or down mechanism for fractional shares that result from the reverse share split either up or down, to the nearest whole ordinary share, we may apply to the ITA for a ruling that no gain or loss will be recognized with respect to Ordinary Shares issued as a result of such rounding.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

Mechanics of a Reverse Share Split

If the reverse share split is approved, shareholders will be notified that the reverse share split has been completed. The mechanics of the reverse share split will differ depending upon whether Ordinary Shares held are held beneficially in street name or whether they are registered directly in a shareholder’s name.

If a shareholder’s Ordinary Shares are held in street name, the number of Ordinary Shares the shareholder holds will automatically be adjusted to reflect the reverse share split. If a shareholder’s Ordinary Shares are registered directly in the shareholder’s name, the shareholder will receive a transmittal letter offering the shareholder the opportunity to surrender the certificates representing pre-split Ordinary Shares in exchange for certificates representing post-split Ordinary Shares. No new certificates will be issued to the shareholder until the outstanding certificate(s) together with the properly completed and executed letter of transmittal are delivered to our transfer agent, American Stock Transfer & Trust Company. Commencing on the effective date of the reverse share split, each certificate representing pre-reverse share split Ordinary Shares will be deemed for all purposes to evidence ownership of post-reverse share split Ordinary Shares.

 SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Treatment of Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the reverse share split, we intend to round any fractional share that results from the reverse share split to the nearest whole share (half-shares shall be rounded down).

Required Vote

The affirmative vote of a majority of our outstanding Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter is required to approve the reverse share split.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the Ordinary Shares at a ratio of one share-for-two shares as described in the Proxy Statement.

RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split of one share-for-two shares, and if so, to determine the effective date of the split, as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the Ordinary Shares on the Nasdaq Capital Market or could otherwise be beneficial to our company and shareholders, based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof.

RESOLVED, that if the reverse share split is effected, to amend Section 5 of the Articles of Association of the Company and Section 4 of the Company’s Memorandum of Association, to reflect and comply with the reverse share split.”

The Board of Directors recommends a vote FOR the foregoing resolutions.

4. APPROVAL OF OUR UPDATED COMPENSATION POLICY FOR A PERIOD OF THREE YEARS
(Item 4 on the Proxy Card)

In accordance with the Israeli Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Israeli Companies Law. The Israeli Companies Law also defines the criteria to be considered or included in the compensation policy. Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders every three years. The current compensation policy of the company was approved on August 29, 2013.

Our board of directors, based on the recommendation of our compensation committee, has resolved to approve the updated compensation policy in accordance with the amendments to the Israeli Companies Law in the form attached as Exhibit A to this Proxy Statement.

The main amendments regarding the updated compensation policy are, inter alia, as follows: (1) a change in employment conditions of the Senior Officers that are subordinated to the CEO shall require only the CEO's approval, if (i) such change is not a material change, and (ii) such change is within the limits set forth in the Compensation Policy; (2) a change of up to 10% in the total compensation of any Senior Officer shall not be deemed a material change; (3) a discretionary bonus of up to three (3) months' base salary, per year, may be awarded to the CEO, solely at the discretion of the Board, taking into account the CEO contribution; (4) as for the formula for annual Performance-Based Incentive Cash Compensation ("Bonus"), the financial criteria (for measuring the Company's performance) has been updated and does not apply to Senior Executive's; (5) the Company may purchase D&O Insurance with respect to all of its directors and Senior Officers, as shall be in office from time to time, including directors and Senior Officers that are, or may be affiliated with, the controlling shareholder of the Company.

Our compensation committee and our board of directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our compensation committee and board of directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our board of directors believes that the proposed updated compensation policy properly balances the requirements of the Israeli Companies Law and the philosophy and objectives described above.

The foregoing description of provisions does not purport to be a complete summary of the amendments to our current Compensation Policy and is qualified in its entirety by reference to the full text of the Updated Compensation Policy set forth in Exhibit A. It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

 “RESOLVED, to approve the updated Compensation Policy of the Company in the form attached as Exhibit A to the Proxy Statement for the 2016 Annual and Extraordinary General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company. The Board of Directors may adopt the updated Compensation Policy even if it was not approved by the shareholders, provided that each of the compensation committee and the Board of Directors has reviewed the updated compensation policy, and gives detailed reasoning for their determination that such policy is for the best interests of the company.

5.  APPROVAL OF THE GRANT OF OPTIONS TO MR. ZVI ALON
(Item 5 on the Proxy Card)

The Israeli Companies Law requires that the terms of compensation for the chief executive officer of a public company, such as our company, be approved by the compensation committee, board of directors and shareholders of the company, in that order.

Mr. Zvi Alon has served as our CEO since July 2007. In addition, Mr. Alon served as our Vice President and COO from January 2000 until March 2003. Our compensation committee and Board of Directors has determined, subject to shareholder approval, to compensate him by granting him options to purchase up to 337,500 of our Ordinary Shares, prior to any reverse share split, (the “Options”). The Options will vest and become exercisable in accordance with a four (4) year vesting schedule, commencing on the date of grant. The exercise price of the Options is $0.45 each, which reflects the average of the closing price per share on the Nasdaq Capital Market during the 30 days preceding the date of the approval of our board of directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of the options to purchase 337,500 of the Company’s Ordinary Shares (pre-reverse share split ) to Mr. Zvi Alon, the CEO of the Company, is approved.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company. The Board of Directors may adopt the updated Compensation Policy even if it was not approved by the Shareholders, provided that each of the Compensation Committee and the Board of Directors has reviewed the updated compensation policy, and gives detailed reasoning for their determination that such policy is for the best interests of the company.

The Board of Directors recommends a vote FOR the foregoing resolution.

6.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2016, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2015, we paid Kost Forer Gabbay & Kasierer approximately $81,000 for audit services and approximately $75,000 for non-audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the independent registered public accountants of RADA Electronic Industries Ltd., to conduct the annual audit of its financial statements for the year ending December 31, 2016, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2015 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2015 as well as our annual report on Form 20-F for the year ended December 31, 2015 (filed with the Securities and Exchange Commission on May 16, 2016), may be viewed on our website at www.rada.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

Dated: July 27, 2016

EXHIBIT A

RADA ELECTRONIC INDUSTRIES LTD.
("RADA" OR THE "COMPANY")
COMPENSATION POLICY OF OFFICE HOLDERS
August 31, 2016
Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the "Companies Law"), a public company, such as RADA, is required to adopt a compensation policy setting forth the principles governing the terms of office and employment of the Office Holders of the company.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the "Policy") will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

The employment terms of all new Office Holders, and to the extent possible, any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations also the adjustment of the terms of employment to the Policy, taking into account the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company.

Under the NASDAQ Listing Rules, we as a company listed on NASDAQ, may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S. domestic issuers. As a result, our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S. domestic companies.

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives (the CEO, Senior VPs, and all other managers directly subordinated to the CEO in Israel shall be referred to herein as the "Senior Executives") as indicators of our overall compensation philosophy:

Compensation should be related to performance. We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

 Compensation should serve to encourage Senior Executives to remain with the Company. The Company’s executive compensation program components are designed to retain talented executives. We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value. A significant element of the Senior Executive compensation program, therefore, is long-term equity based incentive compensation awards that vest on a rolling basis over periods of several years. As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

Compensation should be reasonable for our business, our financial results, our locations and our long-term, multi-year approach to achieving sustainable growth.  We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives. At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk.  We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking. To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

In determining the total compensation the Compensation Committee shall take into account the following considerations (collectively, the "Compensation Considerations"): (i) the education. professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive's position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the company, the global scope of its business, the complexity of the Company’s business and the fact that the Company's shares are traded in a public Stock Exchange; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value); and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

As of June 30, 2016, the ratio between the average Salary of all Senior Executives and the median and average Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) is 1:4 and 1:3.5, respectively.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive's functioning, performance, the Company's business and financial status, the Company's budget and other applicable market conditions. A change of up to 10% in the total compensation of any Executive Officer (other than the CEO) shall be deemed immaterial and shall require the approval of the Compensation Committee only.

A change of up to 10% in the total compensation of any Senior Officer shall not be deemed a material change.

Notwithstanding the above, a change in employment conditions of the Senior Officers that are subordinated to the CEO, shall require only the CEO's approval if; (i)  such change is not a material change, and (ii) such change is within the limits set forth herein,  .

A change of up to 10% in the total compensation of the CEO shall require the approval of both the Compensation Committee and the Board of Directors. Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives may consist of any one or more of the following elements: (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) other executive benefits and to the extent the Company duly adopts a share Incentive Plan, (iv) long - term equity-based (shares) compensation.

In addition the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, resolve to pay or change the amount of the cash bonus (increase or decrease), which resolution may need not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company's performance as well as other events that affected the Company's financial and operational performance (such as the effect of exchange rate). However, such payment or changes to the cash bonus shall be immaterial (up to 3 monthly base salaries).

A discussion of each element follows:

Annual Base Cash Compensation

Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, always taking into account the Compensation Considerations.  The annual base cash compensation (“base salary”) shall be at levels which will range from 50% to 100% of the Senior Executive’s potential total compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels. The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised. Any other increase of the base salary shall be subject to the annual review process described herein.

Annual Performance-Based Incentive Cash Compensation

The Company's annual performance-based incentive cash compensation ("Bonus") program is designed to tie executive compensation to the company's performance and to encourage Senior Executive's to remain with the Company. The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds.

The financial criteria shall include at least two of the following criteria: EBITDA, Revenues, Gross Profit. Profit before Tax, Net Profit and Net Profit per Share.  The criteria for measurement of personal criteria shall be determined individually by the Compensation Committee upon the recommendation of the CEO (with respect to all Senior Executives other than the CEO and the Chairman of the Board with respect to the CEO), and approved by the Board. A non-exhaustive list of personal criteria is attached as Exhibit I hereto.

The calculation of financial component of the Bonus shall be made once a year and shall be based on the Consolidated Audited Financial Statements of the Company (the "FS") for the applicable year.

It is hereby clarified that the Board may in its sole discretion may reduce any annual Bonus payment by up to 30% even if the specific Senior Officer has met his/her applicable financial and/or personal criteria.

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original Bonus and the Restated Bonus, if any (the "Balance") will be repaid to the Company pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee. If as a result of such restatement the restated Bonus will be greater than the original Bonus that was paid to the Executive Officer, than the Company shall promptly pay to the Executive Officer all amounts due and payable pursuant to such restatement.

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment or (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this Policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full at the same time that the Company makes salary payments to the majority of its employees immediately following the approval by the Board of the FS of such applicable year.

Non- recurrent events shall not be taken into account for the purposes of calculation of the financial criteria,

The ranges of the Bonus for the Senior Executives shall be as follows:

CEO: The CEO shall be entitled to Bonus that will be determined by the Compensation Committee and approved by the Board of Directors, provided that the ratio between the financial criteria shall account for at least 70% off the Bonus. The Compensation Committee shall allocate appropriate weight (%) to each financial component, and if applicable, to each personal component. The Bonus will be paid (in full or in part) only if the Company's, or the CEO, (as applicable) meets at least 80% of the target for the applicable component as set forth in the Company's budget approved by the Board for each year. The maximum annual Bonus payable to the CEO shall not exceed 8 base salaries.

Notwithstanding the above a discretionary bonus of up to three (3) months' base salary, per year, may be awarded to the CEO, solely at the discretion of the Board, , taking into account  the CEO contribution.

Other Executive Officers: The Bonus that will be paid to other Executive Officers (that are not the Chairman or director or the CEO) shall be determined by the CEO and approved by the Compensation Committee.  The maximum Bonus payable to such Executive Officers shall not exceed 6 base salaries.

Additional Executive Benefits

Each Senior Executive shall be entitled to receive from the Company an executive level car for work and personal use.  The use of the car shall be subject to Company's polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company's internal policies) of its Senior Executives.  The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone and a laptop computer. Any and all taxes and expenses which may be incurred in relation to such benefits shall be borne by the Company.

Each Executive Officer is entitled to receive paid vacation days for each 12 months of employment at least in accordance with the provisions of applicable law and not exceeding 26 working days. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA).

The Company and the Executive may open (at the Senior Executive's elected approved fund management company) and maintain an Education Fund ("Keren Hishtalmut") (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the "Excess Payment"). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers' insurance, education fund, redemption of vacation days, etc.

Long-Term Equity Based Incentive Compensation

The long-term equity based incentive compensation shall be at the levels which will range from 0%-30% of the Senior Executive’s annual costs of the base salary (including social benefits).

The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The options shall vest during such period and in such installment as shall be determined by the Board but, in any event not less than over three years period. The Option shall not vest during (i) an early notice period of termination of employment and (ii) use of vacation days in connection with termination of employment. The exercise price thereof shall be determined by the Board but in any event shall not be lower than the average closing price of the Company's shares on NASDAQ for the last 30 trading days immediacy prior to the allotment date.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options may be proportionally reduced and adjusted in the event of payment of cash dividend and the exercise of the options may be made by cashless mechanism.

Compensation of Directors

Directors that are employees of the Company or otherwise engaged by the Company will not be entitled to any directors' fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

In the event that the Chairman of the Board or any other director shall be engaged in executive position in the Company. Such Chairman or director shall be entitled to compensation in accordance with the provisions of this Compensation Policy that shall be approved in accordance with the provisions of applicable law.

Other directors will be entitled to receive Directors' fees and expenses that will not exceed the maximum amount payable to Outside Directors of the Company pursuant to the Companies Law and the regulations promulgated pursuant thereto.

D&O Insurance; Indemnification; Exculpation

All Directors and officers will be covered by D&O liability insurance ("D&O Insurance") in such scope and such terms as shall be determined from time to time pursuant to the requirements of the Companies Law. The D&O Insurance may include "run-off" provisions, covering the Directors' and Senior Executives' liability for a period of seven (7) years after the termination of their services as director.

Without derogating from the above, the Company may purchase D&O Insurance with respect to all of its directors and Senior Officers, as shall be in office from time to time, including directors and Senior Officers that are, or may be affiliated with, the controlling shareholder of the Company, provided that the insurance coverage shall not exceed US$250,000 per event and per period, and provided that the total aggregate claims will not exceed $15,000,000 (limit of liability) and provided further that the premium shall not exceed US$150,000.

In addition, and subject to the requirements of the Companies Law, the Company may (I) exculpate its Directors and Officers from their liability to the Company for breach of their duty of care and (ii) indemnify its Directors and Officers for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall be limited to such reasonable amounts as shall be determined by the Committee and the Board.

Retirement Bonus- Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives may be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

CEO: up  to a maximum of six (6) monthly base salaries in the aggregate.

Other Executive Officers: up to a maximum of four (4) monthly base salaries in the aggregate.

Exhibit I (to the Compensation Policy)
Personal Qualitative Goals

▪	Implementation or completion of specified projects or processes;
▪	Customer satisfaction;
▪	Productivity;
▪	The formation of joint ventures;
▪	Research or development collaborations, or the Completion of other transactions;
▪	Market share;
▪	Completion of acquisitions of assets;
▪	Acquisitions of businesses or companies;
▪	Completion of divestitures and asset sale;
▪	Greater geographic and product diversification;
▪	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
▪	Defending pending litigation matters and protecting the Company’s intellectual property;
▪	Launching research and development initiatives
▪	Effectively representing the Company in various Legislative and regulatory matters
▪	Expansion of customer and strategic partner base;
▪	Production performance including buoy deployments, quality and safety;
▪	Creation and advancement of technology;
▪	Development and management of the employee base;
▪	Maintenance of worldwide regulatory compliance;
▪	Improving technical achievements;
▪	Adherence to ethical standards;
▪	New orders;
▪	New customers;